EXHIBIT 1

Ultrapetrol Reports Financial Results for Third Quarter 2015

NASSAU, Bahamas, Nov. 11, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 and subsequent events highlights:

  Recorded third quarter 2015 revenues of $95.7 million;
  Recorded adjusted consolidated EBITDA of $17.9 million in the third quarter of 20151, which includes adjusted EBITDA of $9.4 million from our River Business, adjusted EBITDA of $12.7 million in our Offshore Supply Business, a negative adjusted EBITDA of $(0.8) million from our Ocean Business, and an adjusted EBITDA of $(3.4) million from other activities, including foreign currency exchange losses;
  Recorded total net loss and net loss per share of $(2.9) million and $(0.02), respectively, in the third quarter of 2015;
  On July 1, 2015, the bareboat chartered Product Tanker, Mentor, entered into its 3-year time charter with Petrobras;
  On August 5, 2015, our RSV UP Coral commenced its six-year contract with Petrobras;
  On September 21, 2015, we received notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag platform supply vessels UP Amber, UP Pearl, and UP Esmeralda. We are exploring alternative courses of action, including negotiations with Petrobras and employment in other offshore markets;

Damián Scokin, Ultrapetrol's Chief Executive Officer, stated, "In the third quarter of 2015, the challenging environments in both the offshore and commodity markets continued to generate substantial headwinds for our businesses. At the same time, we continued to make significant progress in the implementation of our strategic initiatives to improve our operational efficiency, reduce costs, and optimize our organizational structure and processes. While the near-term bottom line impact of these efforts has been muted by broader market forces, our initiatives are yielding real benefits for our cost competitiveness, asset utilization, and customer relationships. Additionally, even in this difficult environment, we initiated long-term, fixed-rate employment for the product tanker Mentor and RSV UP Coral with Petrobras during the quarter."

Mr. Scokin concluded, "In response to the continued challenging market conditions, including the cancellation of three PSV contracts in our Offshore Supply Business and historically low pricing for the commodities carried by our River Business, we are highly focused on finding alternative employment for these vessels, controlling costs and capex, extract the full value from our contracts, and identify all opportunities to fortify our balance sheet. By continuing to aggressively pursue these goals, we believe that we will strengthen Ultrapetrol's resilience to the current market cycle while also creating a stronger, leaner organization better positioned to capture the benefits of the future up-turn of the market for our shareholders."

Overview of Financial Results

Total revenues for the third quarter of 2015 were $95.7 million, as compared with $99.4 million in the same period of 2014.

Adjusted EBITDA for the third quarter of 2015 was $17.9 million, as compared with $13.7 million in the same period of 2014. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the third quarter of 2015 was $(2.9) million, as compared with a net loss of $(14.6) million during the same period of 2014.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "In a difficult market environment that has put pressure on our pricing power and increased our exposure to a volatile spot market, we are taking steps to stabilize our cash flows and improve our forward visibility by increasing our long-term time charter coverage, as well as reducing costs in order to bolster our liquidity position. To this end, we have engaged an outside financial advisor to explore strategic alternatives to help us out in this process."

Business Segment Highlights

River

Third quarter 2015 River Business segment adjusted EBITDA was $9.4 million, as compared to a nil adjusted EBITDA in the same period of 2014, despite challenging market conditions. Third party barge sales in the third quarter of 2015 amounted to three barges, as opposed to none in the same period of 2014. The shipyard has also been producing tank barges for our own fleet, which supports our growth in the transportation of liquid cargoes in the River Business, but that has no immediate effect on our consolidated EBITDA, since barges are accounted for at cost.

Net tons transported in the third quarter of 2015 decreased 3% when compared to the same period of 2014. Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia have recently been at historically low levels, significantly impacting our results of operations. In this context of low commodity prices coupled with oversupply of transport capacity in the Hidrovia, we transitioned our operation from a complex hub-and-spoke system to a more streamlined and cost-efficient point-to-point system. In addition, we implemented, and continue to implement, operating processes and management systems to increase voyage efficiency, transparency on costs and asset utilization. These initiatives have produced encouraging results in terms of operating costs, transit times, and tons transported during the third quarter of 2015, as we continue to strive to reduce our costs, enhance our operation to its maximum potential and deliver consistently top-quality service to our clients.

According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2015 will be 8.1 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 54% of world soybean production in 2015, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. This steady long-term growth trend represents an important demand driver for our River Business.

Offshore Supply

In the Offshore Supply Business, we operate a fleet of thirteen PSVs and one RSV. Eight of our PSVs are contracted on long-term time charters to Petrobras in Brazil while an additional three have seen their contracts cancelled by Petrobras as from early September and have since remained laid-up. We are exploring alternative courses of action, including negotiations with Petrobras and employment in other offshore markets. As from late April, two vessels operating in the UK North Sea, UP Agate and UP Jasper, have been laid-up as a result of low spot rates in that market. In the meantime, these two vessels have been offered in tenders to Petrobras for long term contracts. Lastly, our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.

The adjusted EBITDA generated by the Offshore Supply Business segment during the third quarter of 2015 was $12.7 million, compared to $13.3 million in the same period of 2014, a 5% decrease. This decrease is mostly attributable to our UP Jasper and UP Agate, related to their lay up in the North Sea due to low average spot rates, to the contract cancellation by Petrobras of three of our PSVs and the devaluation of the Brazilian real. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the third quarter of 2015 decreased by $3.8 million to $29.2 million, as compared to $33.0 million in the same period of 2014. This 12% decrease was primarily attributable to our UP Jasper and UP Agate, related to their lay up in the North Sea on account of low average spot rates, to the contract cancellation by Petrobras of three of our PSVs and to a decrease in revenues of our PSV fleet related to a 56% devaluation of the Brazilian real, partially offset by our RSV UP Coral and our UP Opal which entered into long-term charters with Petrobras on August 5, 2015, and January 25, 2015, respectively, as compared to their operation in the North Sea during the same period last year.

Ocean

The Ocean Business segment adjusted EBITDA was $(0.8) million in the third quarter of 2015, as compared to $2.2 million in the same period of 2014, a $3.0 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business increased by $0.5 million, or 3%, to $18.2 million in the third quarter of 2015, as compared to $17.7 million the same period of 2014. This increase is mainly attributable to our bareboat chartered vessel Mentor, which entered into operation on July 1, 2015; our Austral, related to its drydock during the third quarter of 2014; and to our Argentino and Asturiano, on account of faster rotations.

In the third quarter of 2015, the Company operated two container vessels in its flag protected feeder container service in South America, as well as three Product Tankers, which were employed with oil majors in a flag-protected South American coastal trade. On March 25, 2015, we bareboat chartered in the Mentor for 3 years, in turn time chartering it out to Petrobras on July 1, 2015. On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I. In addition, our Product Tanker Alejandrina completed its previous charter on September 18, 2015, and is currently laid-up as we evaluate alternative employment opportunities for this vessel.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 12, 2015, at 10:00 a.m. EST accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-390-0957 (toll-free U.S.) or 1-517-308-9177 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-695-3941 (toll-free U.S.) or 203-369-3322 (outside of the U.S.); passcode: 111215. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

1For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of September 30, 2015, and our audited consolidated balance sheet as of December 31, 2014:

(Stated in thousands of U.S. dollars, except par value and share amounts)
	At September 30,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 45,746	$ 34,982
Restricted cash	11,254	11,246
Accounts receivable, net of allowance for doubtful accounts of $ 3,362 and $3,178 in 2015 and 2014, respectively	43,345	37,341
Operating supplies and inventories	14,694	4,030
Prepaid expenses	5,587	4,083
Other receivables	21,041	18,067
Total current assets	141,667	109,749

NONCURRENT ASSETS

Other receivables	25,969	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	683,326	717,405
Dry dock	11,998	13,551
Investments in and receivables from affiliates	3,840	3,906
Intangible assets	582	582
Goodwill	5,015	5,015
Other assets	11,695	13,266
Deferred income tax assets	2,761	4,031
Total noncurrent assets	746,658	787,312
Total assets	$ 888,325	$ 897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 24,653	$ 30,518
Customer advances	2,174	3,090
Payable to related parties	941	1,636
Accrued interest	7,096	1,513
Current portion of long-term financial debt	64,807	32,929
Other current liabilities	22,867	22,827
Total current liabilities	122,538	92,513

NONCURRENT LIABILITIES

Long-term financial debt	410,589	433,105
Deferred income tax liabilities	9,479	12,170
Other liabilities	226	368
Deferred gains	2,883	3,183
Total noncurrent liabilities	423,177	448,826
Total liabilities	545,715	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	491,562	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(129,765)	(115,384)
Accumulated other comprehensive income(loss)	(1,145)	(1,321)
Total equity	342,610	355,722
Total liabilities and equity	$ 888,325	$ 897,061

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2015	2014	2015	2014
Revenues
Attributable to River Business	$ 48,351	$ 48,698	$ 140,319	$ 141,993	-1%
Attributable to Offshore Supply Business	29,197	32,997	85,597	90,075	-5%
Attributable to Ocean Business	18,188	17,663	50,487	53,012	-5%
Total revenues	95,736	99,358	276,403	285,080	-3%

Voyage and manufacturing expenses
Attributable to River Business	(18,464)	(25,410)	(59,231)	(73,892)	-20%
Attributable to Offshore Supply Business	(1,600)	(2,225)	(3,349)	(4,956)	-32%
Attributable to Ocean Business	(6,806)	(4,938)	(18,104)	(14,989)	21%
Total voyage and manufacturing expenses	(26,870)	(32,573)	(80,684)	(93,837)	-14%

Running costs
Attributable to River Business	(13,912)	(17,481)	(44,707)	(45,190)	-1%
Attributable to Offshore Supply Business	(11,318)	(14,203)	(36,043)	(38,027)	-5%
Attributable to Ocean Business	(10,902)	(8,863)	(27,560)	(25,122)	10%
Total running costs	(36,132)	(40,547)	(108,310)	(108,339)	0%

Amortization of dry dock & intangible assets	(2,654)	(2,092)	(7,101)	(5,054)	41%
Depreciation of vessels and equipment	(10,316)	(11,240)	(31,233)	(33,130)	-6%
Administrative and commercial expenses	(11,643)	(16,140)	(31,579)	(34,057)	-7%
Other operating income, net	426	98	(581)	1,237	----

Operating profit (loss)	8,547	(3,136)	16,915	11,900	42%

Financial expense	(8,408)	(9,379)	(25,081)	(26,594)	-6%
Foreign currency exchange gains (losses), net	(3,391)	(1,769)	(3,585)	3,829	----
Financial income	----	31	----	79	-100%
Loss on derivatives, net	----	1	----	(1)	-100%
Investment in affiliates	(216)	(296)	(525)	(711)	-26%
Other expenses, net	71	7	126	82	54%
Total other expenses, net	(11,944)	(11,405)	(29,065)	(23,316)	25%

Loss before income taxes	(3,397)	(14,541)	(12,150)	(11,416)	6%

Income tax (expenses)	516	(52)	(2,231)	(5,164)	-57%

Net loss	$ (2,881)	$ (14,593)	$ (14,381)	$ (16,580)	-13%

The following table contains our unaudited statements of cash flows for the nine months ended September 30, 2015, and 2014:

(Stated in thousands of U.S. dollars)
	For the nine-month period ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (14,381)	$ (16,580)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation of vessels and equipment	31,233	33,086
Amortization of drydocking	7,101	5,054
Expenditure for drydocking	(6,118)	(10,245)
Debt issuance expense amortization	2,005	1,638
Net losses from investments in affiliates	525	711
Allowance for doubtful accounts	6	394
Share – based compensation	1,093	783
Other	----	84
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,010)	(1,368)
Other receivables, operating supplies and inventories, and prepaid expenses	8,951	8,076
Other	4,467	1,097
Increase (decrease) in liabilities:
Accounts payable	(5,857)	690
Customer advances	(916)	(8,617)
Other payables	2,017	12,341
Net cash provided by operating activities	24,116	27,144

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(21,977)	(46,539)
Proceeds from shipbuilding contract cancelation	----	17,589
Net cash (used in) investing activities	(21,977)	(28,950)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(21,912)	(21,824)
Early repayment of long-term financial debt	(676)	----
Proceeds from revolving credit facility	28,750	----
Proceeds from long-term financial debt	3,200	----
Other financing activities, net	(737)	1,075
Net cash provided by (used in) financing activities	8,625	(20,749)
Net increase (decrease) in cash and cash equivalents	10,764	(22,555)
Cash and cash equivalents at the beginning of year	34,982	72,625
Cash and cash equivalents at the end of the period	$ 45,746	$ 50,070

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2015, and 2014:

	Nine months ended September 30,
($000's)	2015	2014
Total cash flows provided by operating activities	24,116	27,144
Total cash flows (used in) investing activities	(21,977)	(28,950)
Total cash flows provided by (used in) financing activities	8,625	(20,749)

Total cash flows from operating activities	$ 24,116	$ 27,144
Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(2,652)	(12,219)
Expenditure for drydocking	6,118	10,245
Income Taxes	2,231	5,164
Financial Expenses	25,081	26,594
Allowance for doubtful accounts	(6)	(394)
Yard EBITDA from Touax sale	(297)	(297)
SPA closing termination payment	----	5,659
Other adjustments	(3,623)	(3,172)

Adjusted Consolidated EBITDA	$ 50,968	$ 58,724

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the nine months and three months ended September 30, 2015, and 2014:

($000's)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	% Change	3Q 15	3Q 14	% Change

Revenues	$276,403	$285,080	-3%	$95,736	$99,358	-4%

Adjusted EBITDA	$50,968	$58,724	-13%	$17,882	$13,730	30%

Net (loss) income as reported	$ (14,381)	$ (16,580)		($2,881)	$ (14,593)
EPS as reported	$ (0.10)	$ (0.12)		$ (0.02)	$ (0.10)

Adjustments to net (loss) income as reported

Yard EBITDA from Touax barge sale	(297)	(297)		(99)	(99)
Income tax expense on Exchange Variance Benefit (1)	241	108		131	-444
SPA closing termination payments	----	5,659		----	5,659
Adjusted Net income	$ (14,437)	$ (11,110)		$ (2,849)	$ (9,477)
Adjusted EPS (In $ per share)	$ (0.10)	$ (0.08)		$ (0.02)	$ (0.07)

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2015:

	Third quarter ended September 30, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 2,572	$ 7,879	$ (1,904)	$ 8,547
Depreciation and amortization	7,160	4,779	1,031	12,970
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	----	----	(216)
Yard EBITDA from Touax sale	(99)	----	----	(99)
Other, net	----	7	64	71

Segment Adjusted EBITDA	$ 9,417	$ 12,665	$ (809)	$ 21,273

Items not included in Segment Adjusted EBITDA
Foreign currency exchange gains, net				(3,391)

Adjusted Consolidated |EBITDA				$ 17,882

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2014:

	Third quarter ended September 30, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$ (9,497)	$ 6,453	$ (92)	$ (3,136)
Depreciation and amortization	7,088	4,444	1,800	13,332
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(280)	----	(16)	(296)
Net gain on derivatives, net	----	1	----	1
Yard EBITDA from Touax sale	(99)	----	----	(99)
SPA closing termination payments	2,784	2,420	455	5,659
Other, net	----	2	5	7

Segment Adjusted EBITDA	$ (4)	$ 13,320	$ 2,152	$ 15,468

Items not included in Segment Adjusted EBITDA
Financial income				31
Foreign currency exchange gains, net				(1,769)

Adjusted Consolidated EBITDA				$ 13,730
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com

         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com